DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue, 34th FL.

New York NY 10158

212-557-7200

June 11, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn: Paul Fischer, Esq.

Re:	Troika Media Group, Inc. Draft Registration Statement on Form S-1 First Filed August 1, 2019 CIK No. 0001021096

Ladies & Gentlemen:

As counsel to Troika Media Group, Inc. (the “Company”), we have filed a pre-effective amendment to the above-captioned Registration Statement on this date. There were no outstanding comments other than to update the Company’s financial statements. Today’s filing includes audited financial statements for the fiscal year ended June 30, 2019. The narrative portion of the prospectus has been updated including Covid-19 disclosures. The Company will further update the registration statement to include interim financial statements for the nine-month period ended March 31, 2020 and respond to any further comments the Staff may have on today’s filing.

Please do not hesitate to contact the undersigned with any questions. I can be reached remotely at 516-383-1808. Thank you in advance for your consideration.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:	/s/ Elliot H. Lutzker
Elliot H. Lutzker

cc: Charles Eastman